Exhibit 99.1

GASLOG LTD.
Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco

March 27, 2015

Dear Shareholder:

On behalf of the Board of Directors, you are cordially invited to attend the 2015 Annual General Meeting of GasLog Ltd. The meeting will be held at:

Place:	The St. Regis, Two East 55th Street, New York, New York, 10022
Date:	Tuesday, May 12, 2015
Time:	2:30 p.m. (New York time)

The Notice of the 2015 Annual General Meeting and Proxy Statement describe the items to be considered by the shareholders at such meeting and contain certain information about us and our executive officers and directors. The principal business to be transacted at the 2015 Annual General Meeting will be:

1.	To elect 10 directors to each hold office until the next annual general meeting or until his successor has been elected or appointed;

2.

To approve the appointment of Deloitte LLP as our independent auditors for the fiscal year ending December 31, 2015 and until the conclusion of the next annual general meeting, and to authorize the Board of Directors of GasLog Ltd., acting through the audit and risk committee, to determine the independent auditor fee; and

3.	To transact such other business as may properly come before the 2015 Annual General Meeting and any adjournments or postponements thereof.

The Board of Directors unanimously recommends that shareholders vote for the election of the nominated directors and for the appointment of Deloitte LLP as our independent auditors.

We understand that many of our shareholders may be unable to attend the meeting in person. Proxies are solicited so that each shareholder has an opportunity to vote on all matters that are scheduled to come before the meeting. Please sign and return the enclosed proxy card as soon as possible in the envelope provided so that your shares can be voted at the meeting in accordance with your instructions. Even if you plan to attend the meeting, we urge you to sign and promptly return the enclosed proxy card. You may also vote by Internet or telephone as described in the voting instructions on the enclosed proxy card. You can revoke the proxy at any time prior to voting or vote your shares personally if you attend the meeting. We look forward to seeing you.

Sincerely,

Peter G. Livanos Chairman

GASLOG LTD.
Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco

NOTICE OF 2015 ANNUAL GENERAL MEETING
TO BE HELD ON TUESDAY, MAY 12, 2015

NOTICE IS HEREBY GIVEN that the 2015 Annual General Meeting of GasLog Ltd., a Bermuda exempted company (the “Company”), will be held at 2:30 p.m. New York local time, on Tuesday, May 12, 2015, at The St. Regis, Two East 55th Street, New York, New York, 10022 for the following purposes:

1.	To elect 10 directors to each hold office until the next annual general meeting or until his successor has been elected or appointed;

2.

To approve the appointment of Deloitte LLP as our independent auditors for the fiscal year ending December 31, 2015 and until the conclusion of the next annual general meeting, and to authorize the Board of Directors of GasLog Ltd., acting through the audit and risk committee, to determine the independent auditor fee; and

3.	To transact such other business as may properly come before the 2015 Annual General Meeting and any adjournments or postponements thereof.

Only holders of record of our common shares, par value $0.01 per share, at the close of business on Friday, March 20, 2015, will be entitled to receive notice of, and to vote at, the 2015 Annual General Meeting and at any adjournments or postponements thereof.

You are cordially invited to attend the 2015 Annual General Meeting. Whether or not you expect to attend the 2015 Annual General Meeting in person, please fill out, sign, date and return at your earliest convenience, in the envelope provided, the enclosed proxy card, which is being solicited on behalf of our Board of Directors. You may also vote by Internet or telephone as described in the voting instructions on the enclosed proxy card. The proxy card shows the form in which your common shares are registered. Your signature must be in the same form. The return of the proxy card does not affect your right to vote in person, should you decide to attend the 2015 Annual General Meeting. We look forward to seeing you.

For further information regarding the Company, please see our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 26, 2015. The Annual Report can be accessed on the Company’s website, http://www.gaslogltd.com, in the “Investor Relations” section under “SEC Filings”.

March 27, 2015	By Order of the Board of Directors

Nicola Lloyd General Counsel

This notice of the 2015 Annual General Meeting and proxy statement and form of proxy are being distributed on or about March 27, 2015.

GASLOG LTD.
Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco

PROXY STATEMENT FOR
2015 ANNUAL GENERAL MEETING
TO BE HELD ON TUESDAY, MAY 12, 2015

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the Board of Directors (the “Board”) of GasLog Ltd., a Bermuda exempted company (the “Company”), for use at the 2015 Annual General Meeting to be held at 2:30 p.m. New York local time, on Tuesday, May 12, 2015 at The St. Regis, Two East 55th Street, New York, New York, 10022, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of the Meeting. This Proxy Statement and the accompanying proxy card are expected to be mailed on or about March 27, 2015 to the shareholders of the Company entitled to vote at the Meeting.

VOTING RIGHTS AND OUTSTANDING SHARES

On March 20, 2015, (the “Record Date”), the Company had issued and outstanding 80,496,499 common shares, par value $0.01 per share (the “Common Shares”). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. Holders of greater than 50% of the total issued voting shares of the Company which are present in person or represented by proxy shall constitute a quorum for the transaction of business at the Meeting. The Common Shares represented by any proxy in the enclosed form, or any other form meeting the requirements of Bermuda law, will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any signed proxies returned without instructions will be voted FOR the proposals set forth on the Notice of 2015 Annual General Meeting. As of the Record Date, entities controlled by members of the Livanos family, including our Chairman, may be deemed to beneficially own, collectively, directly or indirectly, approximately 39.7% of our issued and outstanding Common Shares.

The Common Shares are listed on the New York Stock Exchange (the “NYSE”) under the symbol “GLOG”.

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with Nicola Lloyd, General Counsel of the Company, at the Company’s principal executive offices at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco, or submitting by Internet or telephone, a duly executed proxy bearing a later date, by filing with the Company, at the above address, a written notice of revocation or by attending the Meeting and voting in person.

PROPOSAL ONE
ELECTION OF DIRECTORS

The Company currently has 10 directors. As provided in the Company’s Bye-laws, each director is elected to serve until the next annual general meeting or until his or her successor has been elected or appointed. The Board has nominated each of the nominees listed below for election as a director for a term expiring at the next annual general meeting or until his successor has been elected or appointed. Each of the nominees is currently a member of our Board, other than Paul Wogan, our Chief Executive Officer, who was nominated by the Board in March 2015 to stand for election at the Meeting. Robert D. Somerville, who has been a member of our Board since November 2011, will not be standing for re-election at the Meeting.

Unless the proxy is marked to indicate that such shareholder abstains from voting, the persons named in the enclosed proxy card intend to vote the shares authorized thereby FOR the election of the following nominees. It is expected that the nominees will be able to serve, but if before the election it develops that a nominee is unavailable, the persons named in the enclosed proxy card will vote for the election of such substitute nominee as the current Board may recommend.

The director nominees shall be elected by a majority of the votes cast at the Meeting.

NOMINEES FOR ELECTION

The Board has nominated each of the following individuals to serve as a director until the next annual general meeting or until his successor has been elected or appointed.

Name	Age	Position	Director Since
Peter G. Livanos(1)(2)	56	Chairman and Director	2003
Bruce L. Blythe(1)(3)	70	Director	2011
Paul J. Collins(3)(4)	78	Director	2011
William M. Friedrich(1)(4)	66	Director	2011
Dennis M. Houston(2)(4)	63	Director	2013
Donald J. Kintzer(4)	67	Director	2014
Julian Metherell(3)	51	Director	2011
Anthony S. Papadimitriou(1)	59	Director	2011
Philip Radziwill(3)	34	Director	2011
Paul Wogan(5)	52	Chief Executive Officer and Director Nominee	—

(1)	Member of corporate governance and nominating committee.

(2)	Member of health, safety, security and environmental committee.

(3)	Member of compensation committee.

(4)	Member of audit and risk committee.

(5)	Will serve as a member of the health, safety, security and environmental committee if elected.

Additional Information Concerning the Nominees for Election

Peter G. Livanos is our Chairman and a member of our Board. Mr. Livanos founded our subsidiary GasLog LNG Services in 2001 and has been a director of our subsidiary GasLog Partners LP (“GasLog Partners”) since the closing of its initial public offering in May 2014. He has served as our Chairman since the Company was incorporated in July 2003 and he held the role of Chief Executive Officer from January 2012 until January 2013. Mr. Livanos is the chairman and sole shareholder of Ceres Shipping, an international shipping group. He also serves as chairman of several of Ceres Shipping’s subsidiaries, including DryLog Ltd., a company engaged in dry bulk shipping investments. In 1989 Mr. Livanos formed Seachem Tankers Ltd., which in 2000 combined with Odfjell ASA (later renamed Odfjell SE). He served on the board of directors of Odfjell SE until 2008. Mr. Livanos is the chairman of the board of directors of Euronav NV, an independent owner and operator of oil tankers. Mr. Livanos is a graduate of Columbia University. He is the first cousin of Philip Radziwill, a member of our Board.

Bruce L. Blythe has been a member of our Board since October 2011. Mr. Blythe has been involved in the shipping industry for over 15 years, having served as an advisor to the Livanos family since 1994. For nearly 20 years, Mr. Blythe has served as an advisor on finance and strategy to the chairman and chief executive officer of Ford Motor Company and to the Ford family, and prior to his service as an advisor he was employed in various strategic and financial positions at Ford Motor Company. Mr. Blythe serves as a director of Ceres Shipping, our largest shareholder, as well as Drylog Ltd. Mr. Blythe holds an M.B.A. in finance and transportation and a B.A. in business administration from Pennsylvania State University.

Paul J. Collins has been a member of our Board since October 2011. Mr. Collins retired as vice chairman and member of the Management Committee of Citigroup Inc. in September 2000. From 1985 to 1998, Mr. Collins served as a director of Citicorp and its principal subsidiary Citibank; from 1988 to 1998 he served as vice chairman of those entities. Mr. Collins currently serves as a trustee of the University of Wisconsin Foundation and The Glyndebourne Arts Trust. He is also a member of the Advisory Board of Welsh, Carson, Anderson & Stowe, a private equity firm. He was previously a director of Kimberly-Clark Corporation, Nokia Corporation, BG Group and Enstar Group and a member of the Supervisory Board of Actis Capital LLP. Mr. Collins is a graduate of the University of Wisconsin and holds an M.B.A. from the Harvard Business School.

William M. Friedrich has been a member of our Board since October 2011 and currently serves as our senior independent director. From 1995 until his retirement in 2008, Mr. Friedrich was employed at BG Group plc. Mr. Friedrich held several senior executive positions during his 14 year tenure at BG Group, including serving as executive director and deputy chief executive from 2000 until 2008, with primary responsibility for BG Group’s overall strategy function as well as oversight of the company’s business development activities and various company-wide organizational and human resource matters. Between 2000 and 2005, his position at BG Group also included the role of General Counsel. Prior to joining BG Group, Mr. Friedrich was a partner at Shearman & Sterling LLP. He holds a J.D. from Columbia Law School and a B.A. from Union College.

Dennis M. Houston has been a member of our Board since June 2013. At the time he joined our board, Mr. Houston had approximately 40 years of experience in the downstream sector of the oil and gas industry. Mr. Houston retired from Exxon Mobil on May 31, 2010, after over 35 years with Exxon and then Exxon Mobil. His positions at retirement were Executive Vice President Refining & Supply Company, Chairman and President of ExxonMobil Sales & Supply LLC, and Chairman of Standard Tankers Bahamas Limited. Mr. Houston serves as a director of PBF Energy Inc., Argus Media Limited L.L.C. and ABS Group and is an active member of several other energy related organizations. He holds a B.S. in Chemical Engineering from the University of Illinois and an Honorary Doctorate of Public Administration Degree from Massachusetts Maritime Academy.

Donald J. Kintzer has been a member of our Board since November 2014. Since 2008, Mr. Kintzer has been a business advisor and executive mentor (including an association with Korora Partners Inc.). He is a retired partner of PricewaterhouseCoopers LLP (“PwC”), having retired in 2008 after an association of over 31 years. He was admitted to the partnership in 1988 and served in various roles and locations during his career. From 2005 to 2008, he was the leader (managing partner) of PwC’s West Region (US) Advisory practice and a member of PwC’s national (US) leadership team. Mr. Kintzer is a member of the board of directors of California Bank of Commerce and a member of the board of governors of Lawrence Livermore National Security, LLC and Los Alamos National Security, LLC. He is also a member of the board of directors of GasLog Partners and its audit committee, and served as a member of its conflicts committee until his appointment to our Board in November 2014 and as audit committee chairman until March 2015. Mr. Kintzer is expected to resign from the board of GasLog Partners in May 2015. He is a certified public accountant (inactive) and a member of the American Institute of Certified Public Accountants and the California Society of CPAs. Mr. Kintzer received an A.B. from Lafayette College and an M.B.A. from Pennsylvania State University. Prior to graduate school, Mr. Kintzer served as an officer in the United States Air Force.

Julian Metherell has been a member of our Board since October 2011. Mr. Metherell is the chief financial officer and a director of Genel Energy plc, a leading independent oil and gas exploration and production company operating in the Kurdistan Region of Iraq. Genel Energy plc is the successor to Vallares Plc, a publicly listed acquisition company which Mr. Metherell co-founded in April 2011. Mr. Metherell also serves as a director of Euronav NV. From 1999 to 2011, Mr. Metherell was a partner at The Goldman Sachs Group, Inc., where he served as chief executive officer of the UK investment banking division. Prior to joining Goldman Sachs, Mr. Metherell was a director in the European energy group at Dresdner Kleinwort, a London-based investment bank. Mr. Metherell is a graduate of Manchester University, where he received a B.Sc. degree, and of Cambridge University, where he received an M.B.A.

Anthony S. Papadimitriou has been a member of our Board since November 2011, when he was designated by the Onassis Foundation to serve as one of our directors. Mr. Papadimitriou is expected to be appointed to the board of directors of GasLog Partners by its general partner in May 2015. Mr. Papadimitriou is the managing partner of the law firm A.S. Papadimitriou and Partners, a position he has held since 1992. From 1986 until 2005, Mr. Papadimitriou served as legal counsel for Olympic Shipping & Management S.A, an affiliate of the Onassis Foundation, and since 1995 he has been the coordinator of the Executive Committee of the commercial activities controlled by the Onassis Foundation. In addition, Mr. Papadimitriou has been a member of the board of directors of the Alexander S. Onassis Public Benefit Foundation since 1988, serving as the president of the board since 2005. Mr. Papadimitriou also serves as a director of Global Finance S.A., a Greek investment firm. Mr. Papadimitriou is a graduate of the Athens University Law School and holds a postgraduate degree in maritime and transport law from the University Aix-en-Provence, a B.Sc. from the London School of Economics and a Ph.D. from the National and Kapodistrian University of Athens.

Philip Radziwill has been a member of our Board since October 2011. Mr. Radziwill also serves as an advisor of SCP Clover Maritime, a company that manages assets and investments of the Radziwill family, including the family’s investment in the Company. From 2006 to 2009, Mr. Radziwill was employed in the equity group at Moore Capital Management LLC, a private investment management firm based in New York, where he focused on a long/short equity strategy within the energy industry. Prior to joining Moore Capital Management, Mr. Radziwill was employed as an investment banker at Goldman, Sachs & Co. within the Industrial & Natural Resources group. Mr. Radziwill is a graduate of Brown University. He is the first cousin of Peter G. Livanos, our Chairman.

Paul Wogan has served as our Chief Executive Officer (“CEO”) since January 2013. From 2008 until February 2012, Mr. Wogan served as senior independent director of Clarksons PLC. From 2000 to 2008, Mr. Wogan worked for Teekay Corporation, where from November 2003 to March 2008 he served as president of Teekay Tanker Services, with responsibility for the company’s fleet of crude and product tankers. Prior to joining Teekay Corporation, Mr. Wogan served as chief executive officer of Seachem Tankers Ltd. Mr. Wogan is also a director of The United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited and from 2009 to 2014 was a non-executive director of Sure Wind Marine Ltd., a company that owns and operates vessels that provide services to the offshore wind industry. Mr. Wogan is a graduate of Exeter University and has an MBA from Cranfield School of Management.

Board Leadership Structure

Our Board leadership structure consists of our Chairman, the senior independent director and the chairmen of our Board committees. Our operational management is headed by Paul Wogan, our CEO and a director nominee. Mr. Wogan, as CEO, is responsible for the day-to-day operations of the Company, which includes decisions relating to the Company’s general management and control of its affairs and business and works with our Board in developing our business strategy. The Board does not have a policy mandating that the roles of CEO and Chairman be held by separate individuals, but believes that at this time the separation of such roles is appropriate and beneficial to shareholders.

William M. Friedrich, who serves as our senior independent director, acts as a liaison to facilitate communication between independent directors and our Chairman to ensure that the Board functions in an effective manner.

Independence

The following directors have been determined by our Board to be independent within the current meanings of independence employed by the corporate governance rules of the NYSE and the Securities and Exchange Commission (the “SEC”): Paul J. Collins, William M. Friedrich, Dennis M. Houston, Donald J. Kintzer, Anthony S. Papadimitriou and Robert D. Somerville.

Compensation of Directors

Our non-executive directors receive:

•	an annual fee of $120,000;

•	an additional annual fee of $20,000 to the senior independent director;

•

additional annual fees of $100,000 to the Chairman of the Board, $50,000 to the chairman of the audit and risk committee and $20,000 to the chairmen of the compensation committee, corporate governance and nominating committee and HSSE committee;

•

additional annual fees of $25,000 to each member of the audit and risk committee and $10,000 to each member of the compensation committee, corporate governance and nominating committee and HSSE committee (in each case other than the chairmen of such committees); and

•	additional annual fees of $20,000 to each board member who also serves as a member of the board of directors of GasLog Partners (in lieu of direct compensation from GasLog Partners for such service).

The Board may determine that a portion of the above fees will be paid in shares rather than cash.

In addition, our directors receive reimbursement for their out-of-pocket expenses including travel costs and other short-term benefits. We do not have any service contracts with our directors that provide for benefits upon termination of their services.

Compensation of Senior Management

For 2014, our executive officers were Paul Wogan, Simon Crowe and Graham Westgarth. Compensation for our executive officers in 2014 consisted of base salary and employee benefits that are generally provided to employees, including eligibility to receive a cash incentive bonus pursuant to our Management Incentive Plan (the “MIP”). The MIP provides all shore-based personnel (which includes our executive officers) an opportunity to earn a cash incentive payment based on a target percentage of the participant’s annual base salary (“ABS”), subject to the achievement of pre-established individual and Company performance objectives, as well as a factor based on Company discretion. Each participant’s target percentage of ABS and the weightings assigned to the individual and Company performance objectives and the Company discretionary component are dependent on the participant’s organization (band) level. No amounts will be paid under the MIP to any participant who fails to achieve 50% of his or her target individual performance objectives. In 2014, the Company performance objectives were measured against three equally-weighted key business indicators: Free Cash Flow per Share, Absolute Return on Invested Capital and three-year rolling average Relative Total Shareholder Return. In addition, Company performance is evaluated against a safety factor based on Personal Safety, Significant Incidents and Leading Indicators, in which a failure to meet the safety target may result in a reduction of the Company performance payout factor. Under the individual and Company performance objectives, stretch goals are established, which, if met, can result in a payout of up to 120% of the individual’s target payout. The Company discretionary component may not increase an individual’s payment to more than 200% of his or her target payout. The amounts paid to our executive officers in 2014 pursuant to the MIP were determined based on the following weightings: individual performance (30%), Company performance (50%) and Company discretion (20%).

The aggregate amount of cash compensation, including cash incentive compensation, paid to our executive officers for the year ended December 31, 2014 was $2.46 million.

In addition, each of our executive officers was eligible to receive equity-based compensation awards in accordance with the 2013 Omnibus Incentive Compensation Plan (the “Plan”). In April 1, 2014, we granted our executive officers an aggregate of 210,271 stock appreciation rights and 55,908 restricted stock units under the Plan, with an aggregate fair value as of the grant date of $2.52 million. The stock appreciation rights have an exercise price per share of $24.00 and will vest in three equal annual installments, beginning on the first anniversary of the grant date, subject to the recipient’s continued service. The restricted stock units vest on the third anniversary of the grant date, subject to the recipient’s continued service. The stock appreciation rights and the restricted stock units may be settled in cash or common shares, or a combination thereof, at our discretion.

We generally determine during the February meeting of the board of the directors each year which individuals, if any, will be eligible to receive equity-based compensation awards under the Plan for such year and the amount of awards each participant will be eligible to receive. In addition, we intend to grant such awards on April 1 of such year (or, should April 1 of such year fall on a weekend or bank holiday, on the first business day thereafter).

We did not set aside or accrue any amounts in the year ended December 31, 2014 to provide pension, retirement or similar benefits to our directors or executive officers.

Board Practices

Our Board consists of 10 members. The Board may change the number of directors to not less than three, nor more than fifteen. Each director shall be elected to serve until the next annual meeting of shareholders or until his successor is elected or appointed, except in the event of removal, death, disability, disqualification or resignation. A vacancy on the Board created by removal, death, disability, disqualification or resignation of a director, or as a result of an increase in the size of the Board, may be filled by the shareholders or by the Board.

We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that the nominating committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities, (iii) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities and (iv) the requirement of an annual performance evaluation of the nominating and corporate governance and compensation committees. Our Board has determined that five of our 10 nominees are independent within the current meanings of independence employed by the corporate governance rules of the NYSE and the SEC. We have one or more non-independent directors serving as committee members on our compensation committee and our corporate governance and nominating committee. As a result, non-independent directors may, among other things, participate in fixing the compensation of our management, making share and option awards and resolving governance issues regarding our Company. Accordingly, in the future you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

Committees of the Board

Audit and Risk Committee

Our audit and risk committee consists of Messrs. Collins, Friedrich, Houston, Kintzer and Somerville, with Mr. Kintzer serving as the committee chairman since March 2015. Mr. Collins served as the committee chairman from October 2011 until March 2015. Our Board has affirmatively determined that each of these individuals meets the definition of “independent director” for purposes of serving on an audit committee and that Mr. Collins and Mr. Kintzer qualify as “audit committee financial experts”, under applicable SEC and NYSE rules. Mr. Somerville will not be standing for re-election at the Meeting. The audit and risk committee is responsible for:

•

the appointment and compensation (subject to any required shareholder approval or authorization) and retention and oversight of independent auditors and determining whether any non-audit services will be performed by such auditor;

•

assisting the Board in overseeing our financial reporting process, the integrity of our financial statements, the independent auditors’ qualifications, independence and performance, the performance of our internal audit and financial risk management departments and our compliance with legal and regulatory requirements;

•

annually reviewing the independent auditors’ report describing the auditing firm’s internal quality-control procedures, and any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm;

•

discussing with management and the independent auditors, and making recommendations to our Board regarding the approval of, the annual audited financial statements and any periodic financial statements;

•	discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, with management and the independent auditors;

•	discussing policies with respect to financial risk assessment and risk management and monitoring our financial risk and risk management systems;

•	meeting periodically and separately with management, our internal audit department and the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s responses;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	annually reviewing the adequacy of the audit and risk committee’s written charter;

•	periodically reviewing the budget, responsibilities and organizational structure of the internal audit department;

•	establishing procedures for the consideration of all related-party transactions, including matters involving potential conflicts of interest;

•	reporting regularly to the full Board; and

•	handling such other matters that are specifically delegated to the audit and risk committee by the Board from time to time.

Compensation Committee

Our compensation committee consists of Messrs. Blythe, Collins, Metherell and Radziwill, with Mr. Metherell serving as the committee chairman. The compensation committee is responsible for:

•	making recommendations to the full Board with respect to the compensation of directors, senior management, the head of internal audit and other managerial employees reporting to the CEO;

•	overseeing and making recommendations to the full Board with respect to any of the Company’s long-term incentive plans, including any equity-based compensation plans to be adopted; and

•	handling such other matters that are specifically delegated to the compensation committee by the Board from time to time.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Messrs. Blythe, Friedrich, Livanos and Papadimitriou, with Mr. Friedrich serving as the committee chairman. The corporate governance and nominating committee is responsible for:

•

identifying and recommending candidates, consistent with criteria approved by the full Board, for nomination to be elected by shareholders at annual meetings and for approval of the Board to fill Board vacancies as and when they arise between annual meetings, as well as putting in place short- and long-term succession plans for senior management and the Chief Executive Officer’s direct reports;

•	developing and recommending to the full Board corporate governance guidelines applicable to the Company and keeping such guidelines under review;

•	overseeing self-evaluations conducted by the Board and its committees and overseeing evaluations of senior management; and

•	handling such other matters that are specifically delegated to the corporate governance and nominating committee by the Board from time to time.

Health, Safety, Security and Environmental Committee

Our health, safety, security and environmental (“HSSE”), committee consists of Messrs. Houston, Livanos and Somerville, with Mr. Somerville serving as the committee chairman. Mr. Somerville will not be standing for re-election at the Meeting. Mr. Houston will replace Mr. Somerville as committee chairman and Paul Wogan will become a member of the committee, if they are elected at the Meeting. The HSSE committee is responsible for:

•	overseeing the Company’s top-level HSSE policies (including those relating to operational risks);

•	reviewing the Company’s HSSE policies (including those relating to operational risks) on an annual basis and recommending changes to such policies to the Company’s management team;

•	based on reports from management, evaluating the effectiveness of the Company’s systems to achieve the established HSSE policies;

•	receiving reports from management relating to any serious accidents or fatalities and reviewing recommended actions to be taken by management in connection therewith;

•	overseeing whether the Company’s HSSE policies take appropriate account of internal and external developments and expectations;

•	evaluating and overseeing the quality of reporting systems required by third parties on HSSE related matters; and

•	assessing the systems within the Company for ensuring compliance with HSSE related laws, regulations and policies.

Senior Independent Director

Mr. Friedrich, an independent director, currently serves as our senior independent director. Our senior independent director is responsible for:

•	presiding at Board and shareholder meetings if the Chairman of the Board is absent;

•	meeting with the other members of the Board without the Chairman present on at least an annual basis in order to evaluate and appraise the performance of the Chairman;

•	chairing the corporate governance and nominating committee when considering succession to the role of the Chairman of the Board;

•	chairing meetings of our independent directors;

•	acting as a liaison, if required, to facilitate communication between independent directors and our Chairman, Chief Executive Officer and any member of senior management; and

•	performing such other functions as the Board may direct or request from time to time.

Corporate Governance

The Board and our Company’s management engage in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the NYSE and the SEC.

We have adopted a Code of Business Conduct and Ethics for all directors, officers, employees and agents of the Company.

This document and other important information on our governance are posted on our website and may be viewed at http://www.gaslogltd.com.We will also provide a paper copy of any of these documents upon the written request of a shareholder at no cost. Shareholders may direct their requests to the attention of Nicola Lloyd, General Counsel, at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco.

Shareholder Proposals for Annual Meeting

Our Bye-laws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to our Secretary. Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the previous year’s annual meeting of shareholders. Our Bye-laws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before, or to make nominations for directors at, an annual meeting of shareholders. Individuals proposed as candidates for election as director by shareholders in accordance with these procedures will receive the same consideration which was given to individuals identified through other means to the corporate governance and nominating committee.

Shareholders who wish to send communications on any topic to the Board, may do so by writing to Nicola Lloyd, General Counsel, at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO
APPROVAL OF INDEPENDENT AUDITORS

The Board is submitting for approval at the Meeting the appointment of Deloitte LLP as the Company’s independent auditors for the fiscal year ending December 31, 2015 and until the conclusion of the next annual general meeting, and the authorization of the Board, acting through the audit and risk committee, to determine the independent auditor fee.

Deloitte LLP has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company’s independent auditors.

All services rendered by the independent auditors are subject to approval by the Company’s audit and risk committee.

Approval of Proposal Two requires the majority of the votes cast at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF DELOITTE LLP AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2015 AND UNTIL THE CONCLUSION OF THE NEXT ANNUAL GENERAL MEETING, AND FOR THE AUTHORIZATION OF THE BOARD OF DIRECTORS, ACTING THROUGH THE AUDIT AND RISK COMMITTEE, TO DETERMINE THE INDEPENDENT AUDITOR FEE. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Directors

Nicola Lloyd General Counsel

March 27, 2015